



NEMUCORE MEDICAL INNOVATIONS INCORPORATED
55 UNION STREET • WORCESTER MA 01608
508-762-1017 • WWW.NEMUCORE.COM

James B. Farinholt Jr

Director and Chair of Nominating & Governance Committee

Mr. Farinholt has had an extensive career in both the private and public sectors of finance and investments. Most recently he served as a founding partner at Tall Oaks Capital Partners, a regional venture capital fund focused on early stage information technology and life sciences companies in the mid-Atlantic U.S.

During the 1990s, he directed numerous business development activities at Virginia Commonwealth University where he served both as Rector and later as Assistant to the President for economic development. In conjunction with his promotion of the commercialization of scientific discoveries at the University, he initiated and oversaw several start-ups; and among them was Allos Therapeutics, Inc. which he co-founded and that went public in March 2000.

His earlier years in finance included roles as an executive officer in investment banking for small and medium-sized businesses at J. P. Morgan Chase in New York and Wheat First Union and Galleher & Company in Richmond, Virginia. Among the many companies for whom he managed their public offerings was Owens & Minor, Inc. the largest distributor of medical & surgical supplies in the U.S. Jim was appointed the company’s first independent director where he served on the Executive Committee as well as compensation, finance and strategic planning committees for the maximum term allowed under the company’s corporate policies.